UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 1 to Schedule 13G filed on June 19, 2008)
Under the Securities Exchange Act of 1934

Vical Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

925602203

(CUSIP Number)

AnGes MG, Inc.
4F, Saito Bio-Incubator, 7-7-15 Saito-Asagi
Ibaraki, Osaka, 567-0085
Japan
+81-3-5730-2480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐  ☐
 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925602203

1	NAMES OF REPORTING PERSONS
AnGes MG, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,058,528

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,058,528

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,058,528

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 925602203

Item 1.	Security and Issuer
 This Amendment No. 1 to Schedule 13G on Schedule 13D/A relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Vical Incorporated (the “Issuer”).  The address of the Issuer’s principal executive offices is 10390 Pacific Center Court, San Diego, California 92121-4340.

Item 2.	Identity and Background
(a)          Name:  AnGes MG, Inc. (the “Reporting Person”)

(b)         The Reporting Person’s principal business is to provide patients with innovative drugs and focusing on the development of gene medicine, a next-generation biopharmaceutical.

(c)          Principal office address for the Reporting Person: 4F, Saito Bio-Incubator, 7-7-15 Saito-Asagi, Ibaraki, Osaka, 567-0085, Japan.

(d)          The Reporting Person was not, during the last five years, convicted in a criminal proceeding.

(e)          The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)           Dr. Ei Yamada is the President, Chief Executive Officer and Director of the Reporting Person.  Dr. Yamada is a citizen of Japan.

(g)                Mr. Takahiro Nakazawa is the  Vice President and Chief Scientific Officer of the Reporting Person.  Mr. Nakazawa is a citizen of Japan.

(h)                Mr. Seiji Hirasaki is the Vice President and Chief Operating Officer, Head of Corporate Development of the Reporting Person.  Mr. Hirasaki is a citizen of Japan.

(i)                  Mr. Tetsuya Ishihama is the Corporate Officer, Clinical Development of the Reporting Person.  Mr. Ishihama is a citizen of Japan.

(j)                  Mr. Sadayoshi Yamanami is the Corporate Officer, Regulatory Affairs of the Reporting Person.  Mr. Yamanami is a citizen of Japan.

(k)                 Mr. Norikazu Eiki is a director of the Reporting Person.  Mr. Eiki is a citizen of Japan.

(l)                  Mr. Ichiro Kitasato is a director of the Reporting Person.  Mr. Kitasato is a citizen of Japan.

(m)               Mr. Junichi Komamura is a director of the Reporting Person.  Mr. Komamura is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person is the beneficial owner of an aggregate of 2,058,528 shares of Common Stock, including 1,841,420 shares that were acquired by the Reporting Person on August 2, 2016.

 Dr. Yamada is not the beneficial owner of any shares of Common Stock.

 Mr. Nakazawa is not the beneficial owner of any shares of Common Stock.

Mr. Hirasaki is not the beneficial owner of any shares of Common Stock.

Mr. Ishihama is not the beneficial owner of any shares of Common Stock.

Mr. Yamanami is not the beneficial owner of any shares of Common Stock.

Mr. Eiki is not the beneficial owner of any shares of Common Stock.

Mr. Kitasato is not the beneficial owner of any shares of Common Stock.

Mr. Komamura is not the beneficial owner of any shares of Common Stock.

Item 4.	Purpose of Transaction
The Reporting Person acquired the above reported  2,058,528 shares of the Common Stock based on its belief that the Common Stock represents an attractive investment opportunity for AnGes MG, Inc.

While the Reporting Person does not currently have any specific plans that relate to or would result in the actions described below, AnGes MG, Inc. has the exclusive right to vote those shares of Common Stock at a meeting or to consent to any proposal or corporate action that would result in:

(1)	Any change in the Company’s present Board of Directors or management (including the nomination, election or removal of directors);
(2)	The approval or recommendation of compensation plans;
(3)	Approvals or recommendations regarding executive compensation;
(4)	The appointment of auditors, or investment or legal advisors;
(5)	Any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or its subsidiaries;
(6)	Any material change in the Company’s present capitalization, including the sale of additional capital stock, or dividend policy;
(7)	Any other material change in the Company’s business or corporate structure;
(8)	Any change in the Company’s charter or by-laws (some of which my encourage or impede the acquisition of control of the Company by any person), including changes in the number and type of authorized capital stock;
(9)	The Company’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or registered national securities association;
(10)	The Company’s Common Stock or any other class of securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and
(11)	Any action similar to those enumerated above.
Please see Item 6 below for a description of certain market stand-off, standstill, voting and board designation arrangements between the Reporting Person and the Issuer.

The Reporting Person also may wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Person also may enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Person may consider in evaluating its equity interest in the Issuer include the following:  (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Person’s interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Person; and (vii) other plans and requirements of the Reporting Person.

Depending on its assessment of the foregoing factors, the Reporting Person may, from time to time, modify its present intention as stated in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a)         In the aggregate, as of August 2, 2016,  the Reporting Person beneficially owned 2,058,528 shares of the Issuer’s Common Stock, representing approximately 18.6% of such class of securities.  This percentage of beneficial ownership is based on a total of 11,048,525 shares of Common Stock issued and outstanding as of August 2, 2016 as represented in that certain Stock Purchase Agreement by and between Vical Incorporated and AnGes MG, Inc. dated August 1, 2016 (the “SPA”) after giving effect to the transaction contemplated thereby.

(b)         The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 2,058,528 shares of the Issuer’s Common Stock, subject in each case to the restrictions disclosed in Item 6 below.

(c)         No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 2,058,528  shares of the Common Stock reported hereby.

(d)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            (a)              The SPA, including Sections 8.7, 10.1, 10.4 and 10.5, contain market stand-off, standstill, voting and board designation agreements between the Reporting Person and the Issuer.  A summary of each such Section is described below.  These summaries do not replace the content included in the SPA and are qualified entirely by reference to the SPA filed as Exhibit 99.1 attached hereto and incorporated herein by reference.

(b)              Section 8.7 of the SPA contains a market stand-off clause, by which the Reporting Person is prohibited from selling or otherwise transferring or disposing of any Common Stock of the Issuer for a period not to exceed 90 days following any registered offering of the Common Stock of the Issuer, subject to certain customary exceptions. These restrictions shall (i) terminate immediately upon the Reporting Person beneficially owning the aggregate less than ten percent (10%) of the Issuer’s outstanding Common Stock, and (ii) apply only so long as the executive officers of the Issuer agree to similar restrictions relating to any such registered offering.

(c)              Section 10.1 of the SPA contains a standstill covenant by which the Reporting Person agrees that for so long as it and its wholly-owned subsidiaries beneficially own ten percent (10%) or more of the issued and outstanding Common Stock or it has a representative acting in as observer or director capacity on the Issuer’s board of directors, except with the prior written consent of the Issuer, the Reporting person shall not, and shall cause its wholly-owned subsidiaries not to acquire, offer to acquire, agree to acquire, cause the acquisition, directly or indirectly, of any securities of the Issuer.

(d)              Section 10.4 of the SPA contains a voting agreement by which the Reporting Person shall vote all of its shares of Common Stock during a meeting of stockholders in accordance with the recommendation of the Issuer’s board of directors as set forth in the applicable SEC filings.  These provisions shall terminate upon the earliest of any of the following events: (i) if the Common Stock held by the Reporting Person represents less than ten percent (10%) of the issued and outstanding shares of the Issuer’s Common Stock, (ii) an Acquisition Transaction (as such term is defined in the SPA) being consummated with respect to the Issuer, and (iii) a Bankruptcy Event (as such term is defined in the SPA).

(e)              Section 10.5 of the SPA contains an agreement by which, if and for so long as the Reporting Person, together with its Affiliates (as such term is defined in the SPA),  holds not less than fifteen percent (15%) of the issued and outstanding Common Stock, the Reporting Person shall have the right to send one representative to attend in a non-voting capacity all meetings of the Issuer’s board of directors; provided that the Issuer shall have the right to exclude such representative from access to any material or meeting, or portion thereof, if the Issuer determines in good faith that there is a conflict of interest, or such exclusion is reasonably necessary to preserve its attorney-client privilege or confidentiality.   If the Reporting Person continuously holds not less than fifteen percent (15) of the issued and outstanding Common Stock through August 2, 2018, then the Issuer shall appoint such representative as a director to the Issuer’s board of directors, subject to later reelection by the Issuer’s stockholders.

Item 7.	Material to be Filed as Exhibits
 The following documents are filed as exhibits to this document:

Exhibit 99.1:   Stock Purchase Agreement by and between Vical Incorporated and AnGes MG, Inc. dated August 1, 2016 (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Vical Incorporated as filed with the SEC on August 9, 2016 and incorporated herein by reference).

 [signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 8, 2016

AnGes MG, Inc.

/s/ Ei Yamada

Dr. Ei Yamada

President and Chief Executive Officer

Exhibit Index
99.1:	Stock Purchase Agreement by and between Vical Incorporated and AnGes MG, Inc. dated August 1, 2016 (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Vical Incorporated as filed with the SEC on August 9, 2016 and incorporated herein by reference).